DELEK US HOLDINGS, INC.

7102 Commerce Way

Brentwood, TN 37027

April 15, 2013

VIA EDGAR AND EMAIL

H. Roger Schwall, Esq.

Assistant Director

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F St., NE

Washington, DC 20549

Re:	Delek US Holdings, Inc. (the “Company”)

Preliminary Proxy Statement on Schedule 14A

Filed March 22, 2013

File No. 001-32868

Dear Mr. Schwall:

In response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 11, 2013 (the “Comments”) relating to the Company’s Preliminary Proxy Statement (the “Proxy”) filed on Schedule 14A on March 22, 2013, and as a supplement to the letter dated April 12, 2013 filed with the Commission on the Company’s behalf by its counsel, Bass, Berry & Sims PLC, and setting forth the Company’s responses to the Comments, the Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 15, 2013

Please do not hesitate to contact me at (615) 771-6701 if you have any questions or further comments.

Sincerely,

/s/ Kent B. Thomas Kent B. Thomas Executive Vice President, General Counsel and Secretary

cc:	Mr. Paul Monsour

Ms. Laura Nicholson

Mr. Scott W. Bell, Bass, Berry & Sims PLC